Abschrift

14048620

JD 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35-120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstr.20
(No. and Street)

69117 Heidelberg, Germany
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Swanson, 443-450-4543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105, 70190 Stuttgart, Germany
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Barry Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

File No. 415 / 2014

I hereby certify that the document affixed and sealed here to was acknowledged in my presence by

Mr. Barry Ernest **S w a n s o n** , born 23 of June 1940, address Karlstraße 20, 69117 Heidelberg, identified by hisresidence title .

Heidelberg, 18 of February 2014


DR. MICHAEL KLEENSANG
NOTAR IN HEIDELBERG

Dr. Kleensang
notary public

3:57 PM

Accrual Basis

Integrated Financial Planning Services
Audited Balance Sheet

	Dec 31, 13
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	101,305.28
101 · Commerzbank 9100	10,968.25
102 · Commerzbank 8600	4,013.48
103 · M & T Bank - Savings	120,363.50
111 · M & T Special Acct	270.33
Total Checking/Savings	236,920.84
Accounts Receivable	
1200 · Accounts Receivable	180.33
Total Accounts Receivable	180.33
Other Current Assets	
104 · Acct Rec - Other	10,445.31
105 · Acct Rec - Owner Exp Reimb.	39,206.45
106 · Acct Rec - Reps Comms	719.31
110 · FINRA Cash Account	3,747.47
113 · Acct Rec MF Commissions	89,344.43
132 · Prepaid Renewal Fees	9,364.00
133 · Prepaid Insurance	1,028.90
134 · Prepaid Legal Fees	166.11
136 · Prepaid Computer Service	2,001.90
Total Other Current Assets	156,023.88
Total Current Assets	393,125.05
Fixed Assets	
140 · Furniture & Equipment	47,188.55
150 · A/D - Furn & Equip	-24,256.42
Total Fixed Assets	22,932.13
TOTAL ASSETS	**416,057.18**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
205 · Accounts Payable	2,019.34
208 · Taxes Payable	983.32
210 · Comm. Payable	94,718.76
Total Other Current Liabilities	97,721.42
Total Current Liabilities	97,721.42
Total Liabilities	97,721.42
Equity	
300 · Owners Equity	31,241.27
3000 · Opening Bal Equity	261,546.74
Net Income	25,547.75
Total Equity	318,335.76
TOTAL LIABILITIES & EQUITY	**416,057.18**

3:56 PM

Accrual Basis

Integrated Financial Planning Services
Audited Profit & Loss

		Jan - Dec 13
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		177,658.72
405 · Rev - MF Commissions		1,085,218.83
406 · Rev -Muncipal Funds - 529 Plans		18,064.90
407 · Rev - REIT		107,240.22
410 · Rev - FINRA Fees		
Annual Registration	3,188.07	
Branch Registration Fee	3,030.00	
Cont. Ed. Fee	1,540.00	
Fingerprint Fee	90.00	
Focus Fee	5,700.00	
Foreign Exam Fee	135.00	
Registration	215.00	
Series 63 Exam	231.00	
Series 7 Exam	300.00	
State Regis Fee	2,198.00	
Termination Fee	180.00	
Total 410 · Rev - FINRA Fees		16,807.07
411 · Revenue - Training Fee		2,025.00
414 · Advisor Mail Fees		4,788.00
415 · Rev - Bonding Fees		1,512.00
416 · Low Producer Fee		1,500.00
417 · Rev - Bus Card,Supp,Admin,etc		474.07
420 · Rev - Investment Fair		3,416.74
430 · Rev - Group Health Plan		1,605.24
Total Income		1,420,310.79
Expense		
501 · Admin Fees		
Compliance	6,600.00	
General	18,222.29	
Total 501 · Admin Fees		24,822.29
502 · Accounting Fees		62,400.00
505 · Advertising		950.72
506 · Audit Expense		1,350.00
510 · Auto Expense		
Gas	2,623.41	
Parking	239.29	
Service	872.88	
Total 510 · Auto Expense		3,735.58
512 · Bank Service Charges		5,927.87
513 · Commissions - ANICO		4,843.95
514 · Commissions-Side Charges		680.82
515 · MF Commission Reps		946,330.48
516 · Supervisory Overrides		29,075.36
517 · Depreciation		6,002.00
519 · Labor - Financial Operations		
Gray, Kathy A	17,114.75	
Total 519 · Labor - Financial Operations		17,114.75
520 · Labor - Heidelberg Office		
Reinking, Justin	22,451.82	
Social Services - AOK	14,077.16	
Taxes - Lohnsteuer	3,889.20	
Total 520 · Labor - Heidelberg Office		40,418.18
521 · Membership Dues		232.36
522 · Subscriptions		84.26
524 · Meals & Entertainment		17,148.68
528 · Conference Fees		628.00

	Jan - Dec 13	
530 · Insurance Expense		
Auto	1,906.98	
Business	144.91	
Employee Liability	208.24	
Medical-Dental	8,504.93	
Total 530 · Insurance Expense		10,765.06
535 · Investment Fair		
Hotel	13,255.47	
Meals & Entertainment	5,269.02	
office exp	624.88	
Prizes	4,500.14	
Total 535 · Investment Fair		23,649.51
537 · Legal & Professional Fees		9,438.89
543 · Bonding Fee		2,641.64
544 · Regis Fees		1,325.00
545 · FINRA Expenses		
Advertising Review Fees	125.00	
Annual Renewal	8,809.00	
Cont. Ed. Fee	1,715.00	
Disclosure Fee	220.00	
Fingerprint Fee	133.50	
Focus Fee Assessment	7,117.25	
Foreign Exam Fee	180.00	
Principal's Exams	210.00	
Registration	855.00	
Series 6 Exam	95.00	
Series 63 Exam	211.00	
Series 65 Exam	270.00	
Series 7 Exam	290.00	
State Regis Fee	375.00	
Termination Fee	120.00	
Total 545 · FINRA Expenses		20,725.75
549 · Office Expenses		7,152.89
552 · Phone		
Cellular Service	628.65	
Phone/Fax Calls	71.88	
Telekom - HD Office	3,702.99	
Verizon - MD Office	1,379.24	
Total 552 · Phone		5,782.76
555 · Computer Expenses		1,534.24
556 · Network Subscriptions		17,522.38
557 · Publications		1,474.91
560 · Postage - American		334.06
561 · Postage - German		1,367.28
562 · Printing		
Business Card Printing	534.94	
Total 562 · Printing		534.94
563 · Promotional Expense		
Office	538.46	
Total 563 · Promotional Expense		538.46
565 · Rent		
HD Office	20,312.52	
HD Parking	1,763.59	
HD Storage Facility	2,055.87	
MD Office	3,600.00	
MD Storage Facility	936.00	
Total 565 · Rent		28,667.98

	Jan - Dec 13	
567 · Repairs		
Office	203.33	
Total 567 · Repairs		203.33
570 · Sales Contest Bonuses		1,600.00
571 · Training Expense		2,160.73
572 · Study Guides		166.65
575 · Travel		
Air Fare	10,831.67	
Car Rental		
Gasoline	70.00	
Total Car Rental	70.00	
Hotel	9,567.41	
Meals & Entertainment	2,895.98	
Other	387.12	
Taxis	799.42	
Train Tickets	1,816.24	
Total 575 · Travel		26,367.84
576 · Utilities		8,415.99
600 · Exp - Integrated Benefits		4,583.00
Total Expense		1,338,698.59
Net Ordinary Income		81,612.20
Other Income/Expense		
Other Income		
450 · Interest Income		363.50
455 · Interest Income / Reps		224.84
460 · MISC Income		16,951.07
485 · Gain/Loss on Exchange Rate		-628.78
Total Other Income		16,910.63
Other Expense		
580 · Taxes		
Einkommensteuer	51,521.24	
Gewerbesteuer	17,282.50	
Road Tax	459.88	
Total 580 · Taxes		69,263.62
585 · Contributions		3,149.16
590 · Bad Debt		562.30
999 · Wash Account for Special Acct		0.00
Total Other Expense		72,975.08
Net Other Income		-56,064.45
Net Income		**25,547.75**

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2013 to December 31, 2013

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on actual commissions earned but not received until the first half of the following month along with an estimate of quarterly 12b1 commissions based on the previous quarter. This accrual is reversed the following month when the actual commissions received are recorded.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers, short-term receivables (advances) due from registered representatives, and a claim made to the auto insurance company for an accident involving a company asset.

4. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives and prepaid expenses such as FINRA Annual Renewal, insurance, legal, and computer services.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. ACCOUNTS PAYABLES represents balances owed on company credit cards for transactions occurring between last statement ending date and year end.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 75% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 2).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. MISC INCOME consists of proceeds from the insurance company for a company asset (auto) destroyed during a flood.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date that would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2013

Equity, Opening Balance, Janaury 1, 2013	$	261,546.74
Owner's Equity, January 1, 2013		31,241.27
Ownership Equity, January 1, 2013	$	292,788.01
Net Income (Loss), Year-to-Date		25,547.75
Additions (Deductions) and Adjustments, Year-to-Date		-
Ownership Equity, December 31, 2013	$	318,335.76

Integrated Financial Planning Services
Audited Statement of Cash Flows
December 31, 2013

Net Income			$ 25,547.75
Adjustments:			
Depreciation Expense		6,002.00	
(Increase)Decrease in A/R		(26,618.30)	
Increase(Decrease) in A/P		(5,042.96)	
(Increase)Decrease in Prepaid Exp.		1,230.98	
			(24,428.28)
Net Cash provided by operating activities			1,119.47
Purchase of Equipment		(676.54)	
Disposal of Equipment		48,538.44	
Recooped Depreciation		(48,538.44)	
Capital Withdrawals & Adjustments		-	
			(676.54)
Net Increase(Decrease) to cash			$ 442.93
CASH BEGINNING BALANCE,	1-Jan-13		236,477.91
CASH ENDING BALANCE,	31-Dec-13		236,920.84
Net change to cash			$ 442.93
		Difference:	(0.00)

Integrated Financial Planning Sevices
Audited Net Capital Computation
December 31, 2013

Total ownership equity (o/e)	$ 318,335.76	Total Equity from Balance Sheet
Total o/e qualified for net capital	$ 318,335.76	
Total cap & allowable subloans	$ 318,335.76	

Total Assets from Balance Sheet		$ 416,057.18
Allowable Assets:		
Cash - M & T Main Op Acct	#5696	101,305.28
Cash - Commerzbank	#9100	10,968.25
Cash - Commerzbank	#8600	4,013.48
A/R Commisssions < 30 days old		89,344.43
Less Allowable Assets		$ 205,631.44
Non Allowable Assets		$ 210,425.74

Deductions &/or charges Total non-allowable assets	$ 210,425.74
Net capital before haircuts	$ 107,910.02
Haircuts on securities: Trading and investment sec: Other securities	$ -
Adjusted Net Capital	$ 107,910.02
Minimum Net Capital Requirement:	$ 25,000.00
Excess Net Capital	$ 82,910.02
Net Capital less greater of:	$ 52,910.02

10% AI	$ 9,772.14
120% Min Net Cap	$ 30,000.00

Aggrevated Indebtedness:	$ 97,721.42	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:	$ 0.76	

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2013 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2013, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2013 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

, CPA

Stephen J. Staresinic
Certified Public Accountant
February 19, 2014

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2013, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 19, 2014

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2013

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, Integrated Financial Planning Services had net capital of $107,910 which was $82,910 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.76 to 1.

This calculation of the Audited Net Capital Requirements includes an adjustment recorded during the audit of the Financial Statements from December 31, 2013. An amended Part IIA Quarterly 17a-(5) Focus Report and Supplemental Statement of Income for the period ending December 31, 2013 will be filed.

Stephen J. Staresinic
Certified Public Accountant
February 19, 2014

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2013 and its reconciliation with financial statements of. IFPS as of December 31, 2013.

IFPS has an Overpayment Carry Forward of $ 157 as of December 31, 2013. The Form SIPC-7T was filed on January 30, 2014.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2013.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 19, 2014

Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2013. My procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2013 to December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 19, 2014

Independent Auditor's Statement on Material Inadequacies

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2013, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 19, 2014. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 19, 2014